

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2016

Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. De C.V.
Avenida Tecnologico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico

> **Re:** **Industrias Bachoco, S.A.B. De C.V.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 001-33030**

Dear Mr. Salazar Ferrer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Financial Statements

Notes to the Consolidated Financial Statements

(2) Basis of preparation

d) Use of estimates and judgments, page F-8

1. We note your disclosure on page F-9 that your chicken and egg operating segments are aggregated to present one reportable segment (Poultry) as they have similar products and services, production processes, classes of customers, methods used for distribution, the

nature of the regulatory environment in which they operate, and similar economic characteristics as evidenced by similar five-year trends in gross profit margins. However, we also note that only your Mexican operations produce and sell eggs, there is a separate CEO of US operations, and that there may be other economic differences between the US and Mexican operations. As such, please provide us the following information:

- Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;
- Identify and describe the role of each of your segment managers;
- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
- Describe the information regularly provided to the CODM and how frequently it is prepared;
- Describe the information regularly provided to the Board of Directors and how frequently it is prepared; and
- Explain how budgets are prepared, who approves the budget at each step of the process and the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure